Phone:	(561)417-8100
Fax:	(561)417-8101
Email:	distefano@BlankRome.com

October 17, 2007

VIA EDGAR TRANSMISSION

Larry Spirgel, Esquire
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:

Tactical Solution Partners, Inc.
Registration Statement on Form 10-SB/A

Filed September 21, 2007

File 0-52719

Dear Mr. Spirgel:

On behalf of our client, Tactical Solution Partners, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated October 3, 2007 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

General

1.

Please note in the letter attached hereto the President and Chief Executive Officer of the Company has provided an executed acknowledgement that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-SB/A; and,

•

staff comments or changes to the disclosure in response to staff comments in its Form 10-SB/A do not foreclose the Commission from taking any action with respect to the filing; and,

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 www.BlankRome.com

Delaware   •   Florida   •   Hong Kong   •   New Jersey   •   New York   •   Ohio   •   Pennsylvania   •   Washington, DC

Item 2. Management’s Discussion and Analysis…, page 18

Securities Purchase Agreement and Warrants, page 26

2.

Please identify the stockholder referenced in this disclosure. Disclose more specifically why you entered into the stock purchase agreement giving the stockholder the right to purchase 1.5 million shares at $0.067 per share over two years, granted warrants to purchase one million shares exercisable at $0.25 per share, and entered into a registration rights agreement with this stockholder. Explain why you entered into this “accommodation” as a result of the stockholder agreeing to sell his shares to other investors.

As requested, the Company has revised the disclosure on page 26 in reference to the stock purchase agreement (inclusive of registration rights) and the warrant agreement it entered into with the stockholder Paul Harary during January 2007.

The Company had engaged the services of Sierra Equity Group Ltd. Inc. (“Sierra”), a licensed broker dealer, as a financial adviser and as a selling agent for a private placement of the Company’s securities.  The Company has informed us that it was advised by Sierra during January 2007, that Sierra had identified a group of investors with interest in an investment in the Company. The Company had identified Paul Harary as the owner of the vast majority of its outstanding unrestricted shares and was advised by Sierra that the sale of a significant block of those shares by Mr. Harary to the investor group would enhance the Company’s ability to raise additional equity capital by reducing the potential for volatility in the market for the Company’s common stock. The Company and Sierra discussed with Mr. Harary a private sale of approximately 2.8 million of his shares for a per share purchase price of $0.093.  Mr. Harary indicated his willingness to sell a block of his shares provided that he receive additional consideration for the sale in the form of the right to purchase 1.5 million restricted shares of the Company’s common stock and a warrant to purchase 1.0 million additional restricted shares. The Company agreed to the terms of the stock purchase agreement and warrants, and Sierra then arranged for the private sale of Mr. Harary’s unrestricted common stock to an investor group.

In light of the announcements concerning the civil and criminal proceedings against Mr. Harary, the Company is consulting with legal counsel to determine the validity of the shares currently held by Mr. Harary’s nominees as well as the enforceability of the stock purchase agreement and warrants.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 31

3.

You disclose on page 38 in the description of your securities that you have a classified board of directors. Please identify the directors serving in each class and the term of each class.

The Company has revised the disclosure on page 31 to clarify that it has not yet divided the directors into classes although it intends to do so at the 2007 annual meeting.

Item 6. Executive Compensation, page 35

4.

Item 402(a)(2)(i) of Regulation S-B states that a company must provide Item 402 disclosure for all individuals serving as principal executive officer or acting in a similar capacity during the last completed fiscal year. Please provide Regulation S-B Item 402 disclosure for the person who served as your president and chief executive officer in 2006 prior to Mr. Sajac’s becoming your chief executive officer.

As requested, the Company has revised the Regulation S-B Item 402 disclosure on page 35 to include information with respect to Mr. Charley Wall, who served as the Company’s president and chief executive officer from January 6 to August 31, 2006.

5.

You disclose on page 22 that, effective August 31, 2006, your board of directors accelerated the vesting of restricted shares to your former president and chief executive officer and two officers and that a total of 750,000 of these restricted shares were then transferred to two other officers, directors and principal stockholders as compensation for guaranteeing your accounts receivable financing facility. In your response letter, tell us how you reflected this compensation in your executive compensation tables. Provide narrative disclosure to the tables that explains these transactions and resulting compensation.

In August 2006, the Company accelerated the vesting of an aggregate of 4,000,000 restricted shares of common stock to its former president and chief executive officer, Mr. Charley Wall.  The first acceleration, amounting to 250,000 shares, was subsequently transferred to Chandra (C.B.) Brechin and Scott Rutherford (125,000 shares each) as compensation for their having personally guaranteed the accounts receivable financing facility with American Bank. Vesting in the remaining 3,750,000 shares of restricted stock was subsequently accelerated in connection with Mr. Wall’s separation from the Company, which was done in consideration of past performance of services.

In addition, the Company accelerated the vesting of an aggregate of 740,192 restricted shares granted to Ryan E Kirch, its Chief Financial Officer, and Maris J. Licis, its Vice President of Corporate Development and Secretary, 500,000 shares of which were subsequently transferred to Messrs. Brechin and Rutherford (250,000 shares each) and 240,192 shares of which were withheld by the company for income tax withholding requirements. The Company reflected this compensation as restricted stock awards to Messrs Kirch and Licis, amounting to approximately $74,019 in additional compensation each, or a fair value of $0.20 per share.

In the original executive compensation table on page 35, the Company omitted the amount of compensation granted to Mr. Wall. The Company has revised the disclosure to include all compensation granted to Mr. Wall during 2006.

As requested, the Company has revised the narrative disclosure to the tables on page 35 that explains these transactions and resulting compensation.

6.

For restricted stock and options awards reported in the summary compensation table, disclose assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or your discussion in the management’s discussion and analysis. See the Instructions to Item 402(b)(2)(v) and (vi).

As requested, the Company has revised the disclosure on page 35 to include the assumptions made in the valuation of restricted stock and option awards reported in the summary compensation table.

Narrative Disclosure to Director Compensation Table

7.

Please provide a discussion of your standard director compensation arrangements. For example, it appears that you only provide director compensation to your non-employee director. See Item 402(f)(3) of Regulation S-B.

The Company does not currently have a standard director compensation arrangement or policy. None of the Company’s employee directors receive additional compensation for their positions as members of the board. The Company is in the process of identifying candidates to serve as independent directors and, once this is complete, the Company will develop a standard non-employee director compensation policy. As requested, the Company has revised the disclosure on page 35 to further clarify its non-employee director compensation arrangements.

Item 7. Certain Relationships and Related Transactions page 37

8.

Please identify the officers who provided personal guarantees for the loan from American Bank.

The two principal stockholders, officers and directors who provided personal guarantees for the loan from American Bank are: Chandra (C.B.) Brechin, the Company’s General Manager of the Pelican Mobile division, Treasurer and a director, and Scott Rutherford, Vice President of Engineering and a director. As requested, the Company has revised the disclosure on page 37 to identify Messrs. Brechin and Rutherford as the principal stockholders, officers and directors who provided personal guarantees for the loan from American Bank.

9.

Please explain why you agreed to distribute to Messrs. Brechin and Rutherford cash equal to your retained earnings at the time of your reverse merger when you apparently needed the cash to fund your working capital requirements.

We have been informed that at the time of the reverse merger transaction, the board of directors to the Company agreed to distribute the retained earnings of the Company to the former stockholders of Pelican Mobile Computers, Inc., Messrs. Brechin and Rutherford, under whose leadership these historical retained earnings were earned, subject to the completion of an audit by the Company’s independent accounting firm.  At that time, the Company believed it would not require the retained earnings of the Company to fund current operations and future growth as it had anticipated raising up to $1.0 million or more quickly after the closing of the reverse merger. This funding did not materialize on a timely basis, and, as a result, Messrs. Brechin and

Rutherford agreed to loan the cash distributions to them back to the Company to fund ongoing operations and the growth of the business. These loans were subsequently repaid to Messrs. Brechin and Rutherford on March 31, 2007.

Item 8. Description of Securities page 37

10.

Please describe the material terms of your outstanding warrants.

The Company has revised the disclosure on Page 37 to describe the material terms of its outstanding warrants, as requested.

11.

Please describe any registration rights agreements.

As requested, the Company has revised the disclosure on Page 37 to describe its registration rights agreements.

Item 4. Recent Sales of Unregistered Securities page 42

12.

You disclose that, in February and April 2006, you issued 200,000 shares “in connection with a placement agency agreement.” Identify the placement agent and disclose the placement agent’s compensation. Also disclose the amount paid for the shares.

As requested, the Company has revised the disclosure on page 42 to identify the placement agent, the placement agent’s compensation and the amount paid for the shares.

13.

You disclose that you issued 60,000 shares to employees as compensation in October 2006. Disclose the value of the shares issued and the number of employees to whom you issued the shares.

The Company has revised the disclosure on page 42 to indicate the value of the 60,000 shares of common stock issued to 5 employees at a fair value of $0.47 per share, as requested.

14.

You disclose that you issued two million shares to two consulting firms in
December 2006. Please identify the consulting firms and disclose the amount of shares granted to each firm. Also identify the consulting firm to whom you issued two million shares in May 2007.

As requested, the Company has revised the disclosure on page 42 to identify the two consulting firms, Birch Systems, LLC and Sierra Equity Group, Ltd. Inc., to which it issued an aggregate of 2,000,000 shares of common stock in December 2006. In addition, the Company has revised the disclosure to identify the consulting firm, Trilogy Capital Partners, Inc., to which it issued a two-year warrant to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share, as requested.

15.

You disclose that you issued warrants and common stock to accredited investors in March, April and June 2007. Disclose the number of private investors to whom you sold the securities. If the offering was for units, disclose the composition of the units and the price paid per unit. Identify the selling agent.

The Company has revised the disclosure on page 43 to indicate the number of investors that purchased the investment Units (the “Units”) (two), the number of Units sold (10,200,000 Units), the composition of the Units (two shares of common stock and a warrant to purchase one share of common stock), the price paid per Unit ($.50), and the Company’s selling agent for the Units (Sierra Equity Group, Ltd. Inc.), as requested.

16.

Please provide Regulation S-B Item 701 disclosure for your warrant issuances on December 8 and December 18, 2006. We refer to your disclosure on pages F-2 1 and F-22 in the note 13 to your financial statements.

As requested, the Company has revised the disclosure on page 43 to provide Regulation S-B Item 701 disclosure for its warrant issuances on December 8 and December 18, 2006.

17.

Please file the entirety of the agreement(s) governing Pelican Mobile Computer’s selling arrangement with Panasonic Personal Computer Company, or alternatively, confirm that there are no other written agreements between Pelican Mobile and Panasonic Personal Computer that govern Pelican’s sale of Panasonic products.

The Company has informed us that other than the letter from Panasonic Personal Computer Company confirming Pelican Mobile Computers, Inc. as the only Maryland based Company authorized to sell the fully ruggedized line of Panasonic Notebooks to Maryland state and local government agencies, dated February 8, 2006, filed as Exhibit 10.29 to the Company’s Amendment No. 1 to Form 10-SB filed on September 21, 2007, there are no other written agreements between the PelicanMobile division and Panasonic Personal Computer Company that govern PelicanMobile’s sale of Panasonic products.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-417-8117.

Very truly yours,

/s/ REBECCA G. DISTEFANO
Rebecca G. DiStefano

cc:

Richard Sajac

Ryan Kirch

Michael Joseph, Esq.

Bruce Rosetto, Esq.

[TACTICAL SOLUTION PARTNERS, INC.  LETTERHEAD]

October 17, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Tactical Solution Partners, Inc.
Registration Statement on Form 10-SB

Filed July 6, 2007, as amended September 21, 2007

File 0-52719

Dear Mr. Spirgel:

Tactical Solution Partners, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement on Form 10-SB and any related revised registration statements the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Tactical Solution Partners, Inc.

By: /s/ Richard A. Sajac

Name: Richard A. Sajac

Title: Chief Executive Officer and President